Butterfield Reports First Quarter 2022 Results

Financial highlights for the first quarter of 2022:
•Net income of $44.4 million, or $0.89 per share, and core net income1 of $44.7 million, or $0.90 per share
•Return on average common equity of 19.7% and core return on average tangible common equity1 of 21.9%
•Net interest margin of 2.03%, cost of deposits of 0.12%
•Board declares dividend for the quarter ended March 31, 2022 of $0.44 per share

Hamilton, Bermuda - May 2, 2022: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the first quarter ended March 31, 2022.
Net income for the first quarter of 2022 was $44.4 million or $0.89 per diluted common share compared to net income of $41.7 million, or $0.84 per diluted common share, for the previous quarter and $41.6 million, or $0.83 per diluted common share, for the first quarter of 2021. Core net income1 for the first quarter of 2022 was $44.7 million, or $0.90 per diluted common share, compared to $41.7 million, or $0.84 per diluted common share, for the previous quarter and $41.6 million, or $0.83 per diluted common share, for the first quarter of 2021.
The core return on average tangible common equity1 for the first quarter of 2022 was 21.9%, compared to 18.8% for the previous quarter and 19.3% for the first quarter of 2021. The core efficiency ratio1 for the first quarter of 2022 was 63.7% compared with 64.7% in the previous quarter and 64.8% for the first quarter of 2021.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, "The first quarter of 2022 was an excellent start to the year. Our asset sensitive balance sheet has already benefited from the initial increases in interest rates, with improved net interest income and NIM. We expect market interest rates to continue to provide upward momentum to earnings during 2022. Additionally, we are seeing signs of improving economic activity across our operating jurisdictions, including growing visitor numbers, the return of cruise ships and increasing airlift to Bermuda and Cayman. While not yet back to pre-pandemic levels, we are very pleased to see progress for the tourism industry. Capital management continues to be an important focus for Butterfield, including a sustainable quarterly dividend, support for organic growth and potential acquisitions and the flexibility to repurchase shares when appropriate. Butterfield remains well positioned to benefit from the anticipated rising interest rate environment, whilst generating significant non-interest income and managing expenses."
Net interest income (“NII”) for the first quarter of 2022 was $75.9 million, an increase of $1.4 million, compared with NII of $74.5 million in the previous quarter and up $1.0 million from $74.9 million in the first quarter of 2021. NII was higher during the first quarter of 2022 compared to the prior quarter primarily due to lower prepayment rates in the investment portfolio, which decreased the periodic amortization charge on US agency mortgage securities. In addition, rates improved on short term cash and treasury assets. Compared to the first quarter of 2021, NII was higher due to the increased deployment of cash into the investment portfolio, offsetting lower book yields.
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Net interest margin (“NIM”) for the first quarter of 2022 was 2.03%, an increase of 3 basis points from 2.00% in the previous quarter and down 6 basis points from 2.09% in the first quarter of 2021. NIM in the first quarter of 2022 was higher than the prior quarter primarily due to increased rates on shorter-term assets. Compared to the first quarter of 2021, NIM was down due to lower overall asset yields, while deposit costs remained flat.
Non-interest income for the first quarter of 2022 of $49.9 million was $2.8 million lower than the $52.7 million earned in the previous quarter and $2.3 million higher than $47.6 million in the first quarter of 2021. Non-interest income during the first quarter of 2022 decreased compared to the prior quarter primarily due to lower banking and trust fees, partially offset by increased foreign exchange revenue. The fourth quarter of 2021 benefited from seasonally higher fees due to increased debit and credit card activity and higher activity-based fees and new business in the trust business. Non-interest income was up in the first quarter of 2022 compared to the first quarter of 2021 due to increased banking and foreign exchange revenues.
There was a net credit reserve release of $0.7 million for the first quarter of 2022, compared to a net credit release in the previous quarter of $0.6 million and $1.5 million during the first quarter of 2021. The credit releases were driven by a decrease in non-accrual loans, paydowns in the portfolio and general improvement in economic assumptions.
Non-interest expenses were $82.0 million in the first quarter of 2022, compared to $83.8 million in the previous quarter and $80.9 million in the first quarter of 2021. Core non-interest expenses1 decreased to $81.6 million in the first quarter of 2022, compared to $83.7 million the previous quarter and higher than the $80.9 million incurred in the first quarter of 2021. Non-interest expenses were lower in the first quarter of 2022 versus the fourth quarter of 2021 primarily due to the completion of the 10-year amortization period for Butterfield's legacy banking system in the fourth quarter of 2021 resulting in lower technology costs. Compared to the first quarter of 2021, non-interest expense was higher due to other small movements.
Period end deposit balances remained constant at $13.9 billion compared to December 31, 2021. Deposits continued to remain elevated across all jurisdictions.
The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on May 31, 2022 to shareholders of record on May 16, 2022. During the first quarter of 2022, Butterfield repurchased 0.1 million common shares under the Bank's share repurchase plan authorizations.
The current total regulatory capital ratio as at March 31, 2022 was 20.9% as calculated under Basel III, compared to 21.2% as at December 31, 2021. Both of these ratios remain significantly above the minimum Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	March 31, 2022	December 31, 2021	March 31, 2021
Non-interest income	49.9	52.7	47.6
Net interest income before provision for credit losses	75.9	74.5	74.9
Total net revenue before provision for credit losses and other gains (losses)	125.8	127.2	122.5
Provision for credit recoveries (losses)	0.7	0.6	1.5
Total other gains (losses)	0.8	(1.6)	(0.8)
Total net revenue	127.3	126.2	123.3
Non-interest expenses	(82.0)	(83.8)	(80.9)
Total net income before taxes	45.3	42.4	42.4
Income tax benefit (expense)	(1.0)	(0.8)	(0.7)
Net income	44.4	41.7	41.6

Net earnings per share
Basic	0.90	0.84	0.84
Diluted	0.89	0.84	0.83

Per diluted share impact of other non-core items [1]	0.01	—	—
Core earnings per share on a fully diluted basis [1]	0.90	0.84	0.83

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	49,829	49,800	49,894

Key financial ratios
Return on common equity	19.7%	17.1%	17.5%
Core return on average tangible common equity [1]	21.9%	18.8%	19.3%
Return on average assets	1.2%	1.1%	1.1%
Net interest margin	2.03%	2.00%	2.09%
Core efficiency ratio [1]	63.7%	64.7%	64.8%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	March 31, 2022	December 31, 2021
Cash due from banks	2,103	2,180
Securities purchased under agreements to resell	—	96
Short-term investments	1,601	1,199
Investments in securities	6,111	6,237
Loans, net of allowance for credit losses	5,068	5,241
Premises, equipment and computer software, net of accumulated depreciation	141	139
Goodwill and intangibles, net	83	86
Accrued interest and other assets	160	158
Total assets	15,266	15,335

Total deposits	13,933	13,870
Accrued interest and other liabilities	319	316
Long-term debt	172	172
Total liabilities	14,424	14,358
Common shareholders’ equity	842	977
Total shareholders' equity	842	977
Total liabilities and shareholders' equity	15,266	15,335

Key Balance Sheet Ratios:	March 31, 2022	December 31, 2021
Common equity tier 1 capital ratio[1]	17.3%	17.6%
Tier 1 capital ratio[1]	17.3%	17.6%
Total capital ratio[1]	20.9%	21.2%
Leverage ratio[1]	5.5%	5.6%
Risk-Weighted Assets (in $ millions)	5,043	5,101
Risk-Weighted Assets / total assets	33.0%	33.3%
Tangible common equity ratio	5.0%	5.8%
Book value per common share (in $)	16.97	19.83
Tangible book value per share (in $)	15.30	18.08
Non-accrual loans/gross loans	1.2%	1.2%
Non-performing assets/total assets	0.5%	0.5%
Allowance for credit losses/total loans	0.5%	0.5%
(1)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED MARCH 31, 2022 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2021

Net Income
Net income for the quarter ended March 31, 2022 was $44.4 million, up $2.7 million from $41.7 million in the prior quarter.
The $2.7 million increase in net income in the quarter ended March 31, 2022 compared to the previous quarter was due principally to the following:
•$2.8 million decrease in non-interest income due to lower banking fees driven by last quarter's seasonally higher consumer spending supporting interchange revenue and higher trust income driven by both new business and higher activity-based fees. This was partially offset by higher foreign exchange revenue driven by increased volumes;
•$1.4 million increase in net interest income before provision for credit losses, driven by higher income from investments due to an increase in market interest rates and slower prepayment speeds;
•$2.4 million increase in total other gains due to losses related to defined benefit settlement accounting in the Channel Islands and UK segment recorded in the previous quarter that did not re-occur; and
•$1.6 million decrease in technology and communications cost due to the depreciation charges on the existing core banking system in the prior quarter continuing to outpace costs associated with the new technology projects.

Non-Core Items1
Non-core items resulted in a net expense of $0.3 million in the first quarter of 2022. Non-core items for the period relate to residual professional fees incurred in relation to the resolved US Department of Justice inquiry and the settlement of a non-US corporate income tax inquiry in connection with the commercial affairs of a legacy custody client.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT MARCH 31, 2022 COMPARED WITH DECEMBER 31, 2021
Total Assets
Total assets of the Bank were $15.3 billion at March 31, 2022, which was comparatively flat against December 31, 2021 balances. The Bank maintained a highly liquid position at March 31, 2022, with its $9.8 billion of cash and demand deposits with banks, reverse repurchase agreements and liquid investments representing 64.3% of total assets, compared with 63.3% at December 31, 2021.
Loans Receivable
The loan portfolio totaled $5.1 billion at March 31, 2022, which was $172.8 million lower than December 31, 2021 balances. The decrease was driven by the Channel Islands and UK segment as a result of facility repayments and a decrease in the GBP/USD FX rate.
Allowance for credit losses at March 31, 2022 totaled $26.6 million, a decrease of $1.4 million from $28.1 million at December 31, 2021. The movement was driven by a decrease in non-accrual loans, net paydowns in the portfolio and the positive economic environment.
The loan portfolio represented 33.2% of total assets at March 31, 2022 (December 31, 2021: 34.2%), while loans as a percentage of total deposits decreased to 36.4% at March 31, 2022 from 37.8% at December 31, 2021. The decrease in both ratios were attributable principally to a decrease in loan balances at March 31, 2022 as noted above.
As of March 31, 2022, the Bank had gross non-accrual loans of $58.7 million, representing 1.2% of total gross loans, a decrease of $2.3 million from $61.0 million, or 1.2% of total loans, at December 31, 2021. The decrease in non-accrual loans was driven by a number of Bermuda residential mortgages improving to current status.
Other real estate owned (“OREO”) decreased by $0.4 million from December 31, 2021 to $0.3 million due to the sale of a residential property in Bermuda during the quarter.
Investment in Securities
The investment portfolio was $6.1 billion at March 31, 2022, down $0.1 billion from $6.2 billion at December 31, 2021. The movement was driven by the increase in total net unrealized losses on the available-for-sale portfolio that is carried at fair value.
The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield increased to 1.79% during the quarter ended March 31, 2022 from 1.65% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio increased to $133.5 million, compared with total net unrealized losses of $21.8 million at December 31, 2021, as a result of rising long-term US dollar interest rates. No credit losses have been noted as at March 31, 2022.
Deposits
Average deposits were $14.1 billion for the quarter ended March 31, 2022, an increase of $0.4 billion compared to the previous quarter.

Average Balance Sheet2

	For the three months ended
	March 31, 2022			December 31, 2021			March 31, 2021
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short-term investments	3,809.2	1.0	0.11	3,316.3	0.3	0.03	4,180.1	0.6	0.06
Investment in securities	6,226.5	27.4	1.79	6,266.1	26.1	1.65	5,206.5	25.1	1.95
Available-for-sale	3,352.8	11.9	1.44	3,499.6	12.2	1.38	2,864.6	11.9	1.69
Held-to-maturity	2,873.6	15.6	2.20	2,766.5	13.9	1.99	2,341.8	13.1	2.27
Loans	5,144.3	54.1	4.26	5,185.4	54.6	4.18	5,161.9	55.6	4.37
Commercial	1,454.2	16.3	4.56	1,520.9	16.8	4.39	1,612.2	18.9	4.75
Consumer	3,690.1	37.7	4.14	3,664.5	37.8	4.09	3,549.7	36.7	4.20
Interest earning assets	15,180.0	82.5	2.20	14,767.7	81.0	2.17	14,548.6	81.2	2.26
Other assets	367.2			359.4			373.2
Total assets	15,547.1			15,127.2			14,921.8
Liabilities
Deposits	11,070.5	(4.3)	(0.16)	10,718.3	(4.0)	(0.15)	10,538.7	(3.9)	(0.15)
Long-term debt	171.9	(2.4)	(5.66)	171.8	(2.4)	(5.54)	171.5	(2.4)	(5.68)
Interest bearing liabilities	11,242.4	(6.7)	(0.24)	10,890.1	(6.4)	(0.23)	10,710.2	(6.3)	(0.24)
Non-interest bearing current accounts	3,024.3			2,928.2			2,839.9
Other liabilities	323.3			277.5			294.3
Total liabilities	14,589.9			14,095.9			13,844.4
Shareholders’ equity	957.2			1,031.3			1,077.4
Total liabilities and shareholders’ equity	15,547.1			15,127.2			14,921.8
Non-interest-bearing funds net of non-interest earning assets (free balance)	3,937.6			3,877.6			3,838.3
Net interest margin		75.9	2.03		74.5	2.00		74.9	2.09
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $103.6 billion and $35.5 billion, respectively, at March 31, 2022, while assets under management were $5.3 billion at March 31, 2022. This compares with $106.4 billion, $36.8 billion and $5.5 billion, respectively, at December 31, 2021.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	March 31, 2022	December 31, 2021	March 31, 2021
Net income	44.4	41.7	41.6
Non-core items
Non-core expenses
Tax compliance review costs	0.1	0.1	—
Settlement of client related tax inquiry	0.2	—	—
Total non-core expenses	0.3	0.1	—
Total non-core items	0.3	0.1	—
Core net income	44.7	41.7	41.6

Average common equity	912.8	965.2	966.7
Less: average goodwill and intangible assets	(84.7)	(86.6)	(92.4)
Average tangible common equity	828.1	878.5	874.2
Core earnings per share fully diluted	0.90	0.84	0.83
Return on common equity	19.7%	17.1%	17.5%
Core return on average tangible common equity	21.9%	18.8%	19.3%

Shareholders' equity	841.8	977.5	936.5
Less: goodwill and intangible assets	(82.9)	(86.1)	(91.5)
Tangible common equity	758.9	891.4	844.9
Basic participating shares outstanding (in millions)	49.6	49.3	49.7
Tangible book value per common share	15.30	18.08	17.00

Non-interest expenses	82.0	83.8	80.9
Less: non-core expenses	(0.3)	(0.1)	—
Less: amortization of intangibles	(1.5)	(1.5)	(1.5)
Core non-interest expenses before amortization of intangibles	80.1	82.2	79.4
Core revenue before other gains and losses and provision for credit losses	125.8	127.2	122.5
Core efficiency ratio	63.7%	64.7%	64.8%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, May 3, 2022 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda's sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business, the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, the eventual timing and duration of economic stabilization and recovery from the pandemic and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-ALL

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com